UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

Calprop Corporation

(Name of Subject Company)

Calprop Corporation
(Names of Persons Filing Statement)

Common Stock, no par value
(Title of Class of Securities)

131352106
(CUSIP Number of Class of Securities)

Henry Nierodzik
Chief Accounting Officer
13160 Mindanao Way, Suite 180
Marina del Rey, CA 90292-7903
Telephone: 310-306-4314

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With A Copy To:
Adam Cohen, Esq.
Reish Luftman Reicher & Cohen
11755 Wilshire Boulevard, 10th Floor
Los Angeles, California 90025
Telephone: 310-478-5656
Facsimile: 310-478-5831

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Persons.
Item 3. Past Contracts, Transactions, Negotiations and Agreements
Item 4. The Solicitation or Recommendation
Item 5. Persons/Assets Retained, Employed, Compensated or Used
Item 6. Interest in Securities of the Subject Company
Item 7. Purposes of the Transaction and Plans or Proposals
Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
Exhibit (a)(7)
Exhibit (c)(1)
Exhibit (e)(1)
Exhibit (e)(2)
Exhibit (e)(3)
Exhibit (e)(4)
Exhibit (e)(5)
Exhibit (e)(6)
Exhibit (e)(7)
Exhibit (e)(8)
Exhibit (e)(9)
Exhibit (e)(10)
Exhibit (e)(11)
Exhibit (e)(12)
Exhibit (e)(13)
Exhibit (e)(14)
Exhibit (e)(15)
Exhibit (e)(16)
Exhibit (e)(17)
Exhibit (e)(18)
Exhibit (e)(19)
Exhibit (e)(20)
Exhibit (e)(21)
Exhibit (e)(22)
Exhibit (e)(23)
Exhibit (e)(24)
Exhibit (e)(25)
Exhibit (e)(26)
Exhibit (e)(27)
Exhibit (e)(28)
Exhibit (e)(29)
Exhibit (e)(30)
Exhibit (e)(31)
Exhibit (e)(32)

Item 1. Subject Company Information.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Calprop Corporation, a California corporation (“Calprop”). The principal executive offices of Calprop are located at 13160 Mindanao Way, Suite 180, Marina Del Rey, California 90292. Calprop’s telephone number at its principal executive offices is (310) 306-4314.

     The class of equity securities to which this Statement relates is its common stock, no par value, of Calprop (the “Calprop Common Stock” and/or the “Shares”). As of December 10, 2004, (i) there were 9,737,205 shares of Calprop Common Stock outstanding help by approximately 640 stockholders of record and (ii) stock options to purchase 15,300 Shares were outstanding, all of which had exercise prices exceeding $0.65 per share; of the foregoing outstanding Shares, Mr. Victor Zaccaglin (the Chairman and Chief Executive Officer of Calprop), Mr. John Curci, Sr. (a principal stockholder of Calprop), and members of their respective families and affiliates, hold, in the aggregate, approximately 83% of Calprop’s Common Stock.

Item 2. Identity and Background of Filing Persons.

     The name, business address and business telephone number of Calprop, which is the person filing this Statement and is also the subject company, are set forth above in Item 1.

     This Statement relates to a tender offer by Newcal Corporation, a California corporation (“Newcal”), relating to the shares of Calprop Common Stock as disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Newcal with the Securities and Exchange Commission (the “SEC”) on March 25, 2005. The Schedule TO includes information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934 and is incorporated by reference in its entirety to this Statement. Newcal made the offer on the terms and subject to the conditions described in an Offer To Purchase that Newcal filed with the SEC (as amended, the “Offer To Purchase”). Under that offer, if closed, Newcal would purchase each outstanding Share tendered in the offer and not properly withdrawn that is not directly or indirectly owned by Mr. Victor Zaccaglin (“Zaccaglin”), Mr. John Curci, Sr. (“Curci”), and members of their respective families and affiliates, at a purchase price of $0.65 per Share, net to the selling stockholder in cash, without interest. Newcal’s offer, as set forth in the Offer To Purchase and related transmittal documents mailed with the Offer To Purchase, as may be amended from time to time, and supplemented from time to time, constitute the “Offer.”

     To the extent applicable and to the extent required pursuant to applicable rules and regulations of the SEC, this Statement also constitutes a Schedule 13E-3 (the “Schedule 13E-3”) filed by and on behalf of Calprop.

     Newcal has stated, in the Offer To Purchase, that upon acquiring at least 90% of the outstanding shares of Calprop Common Stock, Newcal would be able to, and presently intends to, cause Calprop to effect a merger (the “Merger”) in which each outstanding share of Calprop Common Stock not purchased pursuant to the Offer (excluding (i) any Shares beneficially owned by Zaccaglin, Curci, and members of their respective families and affiliates and (ii) any Shares held by the stockholders who perfect their dissenter’s rights under the California General Corporation Law) would be converted into the right to receive in cash the same per Share amount paid in the Offer.

     The principal executive offices of Newcal are located at 13160 Mindanao Way, Suite 180, Marina Del Rey, California 90292.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

     Except as described in this Statement (including its exhibits) or incorporated into this Statement by reference, to Calprop’s knowledge as of the date of this Statement, there were no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Calprop or its affiliates and (a) any of Calprop’s executive officers, directors or affiliates or (b) Newcal or any of its executive officers, directors or affiliates.

     CERTAIN ARRANGEMENTS BETWEEN CALPROP AND (i) ITS EXECUTIVE OFFICERS, DIRECTORS AND/OR AFFILIATES AND (ii) ENTITIES OWNED OR CONTROLLED BY CURCI

     Debt Payable to Curci Affiliates. As of December 31, 2003 and December 31, 2004, Calprop had outstanding the debts described in the table below that were due and payable to the following affiliated entities that Curci owns and/or controls: Curci-Turner Company, a California limited liability company (“Curci-Turner”; Curci Turner is a successor in interest to Curci-Tuner Company, a California general partnership) and Curci Investments, LLC, a California limited liability company (“Curci Investments”).

Calprop Project	Profit Share	December 31, 2003	December 31, 2004
Secured loans:
High Ridge Court	50%	$2,499,024	$2,178,819
Saddlerock		$4,444,419	$0

Total Secured Loans		$6,943,443	$2,178,819
Unsecured Loans		$5,356,254	$7,217,656

Total		$12,299,697	$9,396,475

     Under the terms of the secured debt reflected in the above table, and as evidenced by certain promissory notes (see Exhibit (e)(1) attached hereto), Curci-Turner is entitled to receive interest at the rate of 12% per annum and to participate in “net sales proceeds” (as such term is defined in the loan documentation referenced in Exhibit (e)(1) and which is generally comparable to net profit) from the High Ridge Court project. The foregoing secured debt was collateralized by a deed of trust (see Exhibit (e)(2) attached hereto) granted by Hunters Chase, Ltd., a Colorado limited partnership (“Hunters Chase”; Hunters Chase is a wholly owned subsidiary of Calprop) and also guaranteed by Hunters Chase (see Exhibit (e)(3) attached hereto). The unsecured loans shown in the above table are working capital loans obtained from Curci-Turner and Curci Investments. With respect to the unsecured debt described in the above table, (i) $5,705,486 of the debt bears interest at the rate of 15% per annum, had an original maturity date of July 16, 2004, which was extended to December 31, 2004, and subsequently extended to June 30, 2005, and remains unpaid as of the date hereof (see Exhibit (e)(4) attached hereto); and (ii) $1,512,170 of the debt bears interest at the rate of 12% per annum, had an original maturity date of December 31, 2004, which was extended to June 30, 2005, and remains unpaid as of the date hereof (see Exhibit (e)(5) attached hereto). The foregoing portion of the unsecured debt that bears interest at the rate of 15% per annum was personally guaranteed by the Victor and Hannah Zaccaglin Trust dated March 1992 (“Zaccaglin Trust”; Zaccaglin is the trustee of the Zaccaglin Trust) (see Exhibit (e)(6) attached hereto) and was also collateralized by a pledge certain Shares of Calprop and other partnership interests owned by the Zaccaglin Trust (see Exhibit (e)(7) and Exhibit (e)(8) attached hereto). The interest rates and other terms for these loans, and for the other loans described in the following paragraphs, were determined through negotiation by the parties on the basis of terms, conditions and interest rates that were believed to be consistent with those available to real estate development companies in a similar financial condition to that of Calprop and its subsidiaries at the time the loans were entered into.

     Debt Payable to Zaccaglin. Calprop’s notes payable to related parties as reported in its financial statements and the notes attached thereto as of December 31, 2003 (as set forth in Calprop’s 10-K that was filed with the SEC on July 6, 2004, as amended thereafter) also included notes payable to the Zaccaglin Trust. As of December 31, 2004, the outstanding debt due and payable to the Zaccaglin Trust was approximately $2,371,451. This debt reflects unsecured loans (see Exhibit (e)(9) attached hereto) that were made by the Zaccaglin Trust to Calprop from January 1998 to November 2004 to provide working capital for Calprop’s day-to-day operations and overhead. The foregoing debt has a maturity date of December 31, 2005, and remains unpaid as of the date hereof.

     Debt Payable to Mission Gorge, LLC. Calprop’s notes payable to related parties as reported in its financial statements as of December 31, 2003 (as set forth in Calprop’s 10-K Annual Report that was filed with the SEC on July 6, 2004, as amended thereafter) included a promissory note payable to Mission Gorge, LLC, a California limited liability company (“Mission Gorge”) bearing interest at 12% per annum (see Exhibit (e)(10) attached hereto). Mission Gorge is a California limited liability company that was formed by Calprop and Curci-Turner for the purpose of developing a 200 acre parcel in the City of San Diego, California. The outstanding balance of the foregoing note as of December 31, 2003 was $2,000,000, and the note was subsequently repaid in 2004.

     Conversion of Preferred Stock to Common Stock. In 1996, Calprop converted its then outstanding preferred stock to common stock and the accrued preferred stock dividends then due to the Zaccaglin Trust and the Curci Revocable Trust No. 2 (“Curci Trust”; Curci is a trustee of the Curci Trust) of $581,542 and $472,545, respectively, were exchanged for promissory notes with interest payable at the rate of 10% per annum. As of September 30, 2004, the outstanding principal due on these notes due to the Zaccaglin Trust and the Curci Trust was $581,542 (see Exhibit (e)(11) attached hereto) and $462,330 (see Exhibit (e)(12) attached hereto), respectively. These notes were to mature on December 31, 2004 and have subsequently been extended to December 31, 2005.

     Exercise of Options. On March 10, 1998, Ronald Petch (“Petch”; Petch was a former President and a former director of Calprop), Mark Spiro (“Spiro”; Spiro was a former Chief Financial Officer and former director of Calprop), the Zaccaglin Trust, and John L. Curci (“Curci Jr.”; Curci Jr. is a former director of Calprop, the son of Curci, and a principal and manager of Curci Investments), exercised options to purchase a total of 720,000 Shares of Calprop Common Stock with a weighted-average exercise price of $0.89 per share. Calprop received $199,389 in cash from the Zaccaglin Trust and received promissory notes from the other persons/entities in payment of the exercise prices of these options. The promissory notes bore interest at 4.987% per annum and had an original maturity date of March 10, 2001 that was extended to March 10, 2004. Curci Jr. paid his note in the amount of $22,188 in 2002. Petch and Spiro, respectively on March 10, 2004 and June 1, 2004, fully extinguished their debt by tendering to Calprop the Shares that were acquired via the exercise of their respective options.

     Transactions related to the Saddlerock Project. Calprop’s Saddlerock project, as referenced in the above table, was a development project to build 94 units of single-family detached housing in Aurora Colorado. In order to finance and commence this project, Calprop obtained an acquisition/construction loan from Curci-Turner whereby Calprop borrowed $2,350,000 at a rate of 12% per annum (see Exhibit (e)(13) attached hereto). This loan was guaranteed by Colorado Pacific Homes, Inc., a Colorado Corporation (“Colorado Pacific”)(Colorado Pacific is a wholly owned subsidiary of Calprop) (see Exhibit (e)(14) attached hereto) and secured by a deed of trust granted by Colorado Pacific (see Exhibit (e)(15) attached hereto). In order to fully develop the project, Calprop also obtained additional loans from commercial bank lenders under revolving construction loan facilities that essentially bore interest at the rate of prime plus 1.0%, and as of December 26, 2003, the outstanding balance due on these construction loans was $1,962,769. During 2003, Calprop refinanced the foregoing revolving construction loans with Curci-Turner by borrowing an additional $1,900,000 upon the same terms and conditions of the initial acquisition loan from Curci-Turner described hereinabove, and as of December 31, 2003, the outstanding balance due on the debt owed to Curci-Turner was approximately $4,444,419. The refinancing of these loans was guaranteed by the Zaccaglin Trust (see Exhibit (e)(16) attached hereto). Shortly after the foregoing refinancing, Calprop’s interest in the remaining ten lots in the Saddlerock Project were sold to VLZ Development, LLC, a Colorado limited liability (“VLZ”) for a gross sales price of $1,390,000 (see Exhibit (e)(17) attached hereto). VLZ is a Colorado limited liability company that is managed and primarily owned by Victor L. Zaccaglini, the son of Zaccaglin. Pursuant to the foregoing sale agreement for the ten remaining lots, VLZ assumed $1,390,000 of the $2,325,000 original debt owed by Calprop to Curci-Turner (see Exhibit (e)(18) attached hereto), and the assumption of such debt was guaranteed by the Zaccaglin Trust (see Exhibit (e)(19) attached hereto). With respect the remaining debt owed by Calprop to Curci-Turner (including such debt that was transferred to Curci Investments) that was not assumed by VLZ in connection with the foregoing sale, Colorado Pacific and the Zaccaglin Trust guaranteed the remaining debt (see Exhibit (e)(20) and Exhibit (e)(21) attached hereto, respectively), and Calprop also granted Curci Investments a first trust deed in its interest in the Smolin project as additional collateral (see Exhibit (e)(22) attached hereto).

     Transactions related to the Mission Gorge Project. Calprop’s Mission Gorge project was a project to develop approximately 200 acres of land in San Diego. In 1996, Calprop and Curci-Turner formed Mission Gorge, LLC, a California limited liability company (“Mission Gorge”) whereby the “net proceeds” (as such term is defined in the operating agreement between the two members) were to be divided equally. In December of 2000, Curci-Turner assigned its entire 50% of its interest in Mission Gorge to the following two trusts: The John L. Curci Trust (the “1993 Curci Trust”; Curci is a trustee of the 1993 Curci Trust) and The Janet Curci Living Trust No. II (the “1985 Curci Trust”; Curci is a trustee of the 1985 Curci Trust), with each trust receiving a 25% membership interest in Mission Gorge. The foregoing assignments were made for estate planning purposes and both of the foregoing trusts are affiliated with Curci. On February 24, 2004, Calprop purchased all of the 1993 Curci Trust’s membership interests and all of the 1985 Curci Trust’s membership interest in Mission Gorge for a total purchase price of $3,600,000 (see Exhibit (e)(23) and Exhibit (e)(24) attached hereto, respectively). On May 21, 2004, Calprop sold the Mission Gorge property for a gross sales price of $6,849,679. As a result of such sale, Calprop recorded a gain on the sale of land of $431,703 in the second quarter of 2004.

     Transactions related to the Andalucia Project. Calprop’s Andalucia project was a project to develop, build and rent approximately 182 town home units in San Diego. This project was proposed to Calprop by RCG, an architecture firm, that was owned by James Murar (“Murar”; Murar was a former director of Calprop) and Harold Lynch (“Lynch”). Around October of 1998, Calprop formed RGC Carmel Country Associates, LLC, a California limited liability company (“CCA”) to develop the project. The following individuals and/or entities became the initial members of CCA: Calprop, the 1993 Curci Trust, the 1985 Curci Trust, the Zaccaglin Trust, Lynch, and Murar. In January 2003, Calprop sold substantially all of its membership interest in RGC (retaining only a 0.5% membership interest in CCA for banking/financing requirements) to the following individuals and/or entities: the 1985 Curci Trust (see Exhibit (e)(25) attached hereto), (ii) the Zaccaglin Trust (see Exhibit (e)(26) attached hereto) (iii) JAMS Management LP, a California limited partnership (an affiliated entity of Curci who was the general partner of said entity) (see Exhibit (e)(27) attached hereto). Calprop sold its foregoing membership interest for $2,000,000 in cash which was recorded as a gain in 2003.

     Transaction related to Drake Development, LLC. Drake Development, LLC, a California limited liability company (“Drake Development”) is a limited liability company formed by Zaccaglin and Curci for the purpose of acquiring and developing residential real estate in Southern California that Calprop is not otherwise financially able to develop and build. As a means of providing income for Calprop, Drake Development engages the services of Calprop to provide general administrative services and act as the general contractor for such projects, whereby Drake Development compensates Calprop at rates that are intended to cover Calprop’s costs of providing such services and an appropriate profit margin (see Exhibit (e)(28) attached hereto). Moreover, with respect to various commercial loans that Drake Development obtained for the purpose of acquiring developable land with the services of Calprop, the Zaccaglin Trust provided guaranties for the repayment of such loans (see Exhibit (e)(29) and Exhibit (e)(30) attached hereto, respectively) while Calprop provided completion guaranties with respect to such projects (see Exhibit (e)(31) and Exhibit (e)(32) attached hereto, respectively). The outstanding amount of Drake Development’s loans is currently $2,202,374 and the maximum permitted outstanding amount of the loans under the bank loan agreements is $19,000,000. Listed below are the two main projects that Drake Development is currently developing:

          (i)       project located in San Bernardino, California and known as “Northpark 19”

          (ii)       project located in Moreno Valley, California and known as “Moreno Valley Ranchos”

     POSSIBLE CONFLICTING INTERESTS OF CERTAIN CALPROP DIRECTORS

     In reviewing the balance of this Statement, the Calprop stockholders should know that the current members of the Calprop Board of Directors have relationships that may present, may appear to present, or at times in the past could have presented, or appeared to present, conflicts or potential conflicts of interest.

     The current sole stockholder and sole officer of Newcal is Zaccaglin, who is also the single largest stockholder, and is the founder, Chairman of the Board of Directors and Chief Executive Officer of Calprop. Curci, who is expected to become the second largest stockholder of Newcal upon contribution of his Calprop Common Stock to Newcal, is currently Calprop’s second largest stockholder. Both Zaccaglin and Curci (including affiliates of Curci) have made loans to Calprop and have purchased assets from and had other business transactions with Calprop, as described above in this Item 3. Zaccaglin and Curci are first cousins and, together with members of their respective families, own approximately 83% of Calprop’s currently outstanding common stock, as follows: Zaccaglin owns 4,439,218 Shares (representing 45.6% of Calprop’s currently outstanding common stock) and members of Zaccaglin’s family collectively own 190,574 Shares (representing 2% of Calprop’s currently outstanding common stock). Curci owns 3,096,643 shares (representing 31.8% of Calprop’s currently outstanding common stock) and possesses warrants to purchase 50,000 additional Shares, and members of Curci’s family collectively own 368,367 Shares (representing 3.8% of Calprop’s currently outstanding common stock).

     Henry Nierodzik (“Nierodzik”), who became Calprop’s chief accounting officer and a member of its board of directors in August 2004, was an acquaintance of and member of the same church as Zaccaglin prior to that time and was recruited for his positions with Calprop by Zaccaglin at the suggestion of a mutual acquaintance. Mark T. Duvall (“Duvall”), who was the third of Calprop’s three directors at the time Duff & Phelps, LLC, a Delaware limited liability company (“Duff & Phelps”) was selected by the board to serve as Calprop’s financial advisor with respect to proposals from Zaccaglin and who served as a director of Calprop from March 31, 1999 until his resignation from the board on November 2, 2004, is a portfolio manager with an affiliated company of Wells Fargo Bank, N.A. that provides personal financial advisory services to Zaccaglin. In addition, Wells Fargo Bank, N.A. has commercial banking relationships with Calprop. As described below, Nierodzik and Duvall were the sole directors who voted on the selection of Duff & Phelps as Calprop’s financial advisor with respect to the Offer, Zaccaglin having abstained in that vote. It is currently expected that Nierodzik will continue in his current positions with Calprop after completion of the Offer and the Merger.

     Barry Glaser (“Glaser”) became a member of the Calprop board of directors on December 14, 2004. Glaser is a retired stockbroker who has owned shares of Calprop common stock in varying amounts since 1985. He and his wife currently have beneficial ownership of 81,746 shares of Calprop Common Stock and intend to tender all of their Shares in response to the Offer. Glaser, who is an acquaintance of and member of the same church as Zaccaglin, agreed to become a director upon the request of Zaccaglin to participate as a non-employee director in the board of director’s consideration of Zaccaglin’s proposal and any alternatives that may be or become available to Calprop.

     INDEMNIFICATION AND RELATED ARRANGEMENTS

     The Calprop charter documents contain typical, limited immunities from monetary liability for the Calprop directors and typical, limited rights to indemnification in favor of the Calprop directors and officers. The Calprop directors and officers are also covered by director and officer liability insurance.

Item 4. The Solicitation or Recommendation

     SOLICITATION RECOMMENDATION

     At a meeting held on February 23, 2005, the Special Committee of the Calprop Board of Directors, by unanimous vote, (a) determined that the Offer is fair to and in the best interests of the public stockholders of Calprop, and (b) recommended that the public stockholders of Calprop accept the Offer and tender their Shares pursuant thereto. At a subsequent meeting, also held on February 23, 2005, the Board of Directors of Calprop considered the determination and recommendation of the Special Committee and thereupon, by unanimous vote, also (a) determined that the Offer is fair to and in the best interests of the public stockholders of Calprop, and (b) recommended that the public stockholders of Calprop accept the Offer and tender their Shares pursuant thereto.

     THEREFORE, THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF CALPROP RECOMMEND THAT THE STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to all stockholders of Calprop communicating the recommendations of the Special Committee and the Board of Directors is filed as Exhibit (a)(6) hereto.

     The balance of this Item 4 summarizes events that led to the Offer and the activities and deliberations of the Special Committee and the Board of Directors with respect to the Offer and possible alternatives to the Offer, including the Special Committee’s discussions with its financial advisor, Duff & Phelps, relating to Duff & Phelp’s financial analysis of the Offer and the Merger

     Background.

     Calprop has been a publicly traded company since its initial public offering of common stock in 1971. Calprop historically designs, constructs, and sells single-family detached homes and townhomes as part of condominiums or planned unit developments in California and Colorado, including selection of suitable real estate for development, obtaining required entitlements and government approvals for the construction of single-family and other residential real estate, obtaining financing and the construction and sale of homes to consumers; Calprop also designs, constructs, and leases apartments and townhomes in Southern and Northern California. Although Calprop’s business involves substantial risks, Calprop had generally profitable operations until mid-1990. From that period through 1996, Calprop was adversely affected by a general economic down turn and incurred substantial losses; however, Calprop returned to profitability in 1997 and 1998. Although Calprop was able to maintain its Stockholder’s equity from the year 1999 to 2001, Calprop incurred heavy losses in 2002, 2003 and 2004 due to adverse conditions in its markets in California and Colorado, adverse home sales experience at its projects and related impairment losses on the write-down of the carrying value of those projects in Calprop’s financial statements. As such, its Stockholder’s equity was substantially impaired. In response to these adverse financial results, Calprop severely curtailed its operations and has found it necessary to sell real estate that it had acquired for residential development, or had acquired the rights to purchase for such development, to other real estate development companies rather than to complete the development process by constructing and selling houses itself. Calprop also significantly reduced its staff from 44 employees at December 31, 2001 to 7 employees at September 30, 2004, and has been seeking other cost-reduction alternatives.

     In light of Calprop’s deteriorating financial condition over the past few years, Calprop has had substantial difficulty in obtaining commercial bank loans or other institutional credit facilities to finance its business activities. Therefore, as noted above in Item 3, and in an effort to generate and have access to cash, Calprop sold certain of its real properties, or rights to acquire real properties for development, and borrowed substantial funds for its ongoing operations from related parties, primarily from Curci and Zaccaglin. Moreover, Zaccaglin personally guaranteed several of its borrowings from Curci in order to provide Calprop with working capital. Furthermore, in light of intense scrutiny of Sarbanes-Oxley in the post-Enron era, Calprop had continuing difficulty retaining and/or attracting qualified directors. Due to loss of several board members over the years, as of early December, 2004, there were only two members of the board of directors left (Zaccaglin and Nierodzik). However, on December 14, 2004, Glaser, an acquaintance of and member of the same church as Zaccaglin, and a retired stockbroker who owned Calprop stock for a number of years, was elected as a director of Calprop by Calprop’s remaining directors. Glaser accepted the nomination without consideration as is considered a non-employee director.

     Without reasonable access to working capital and acquisition financing, Calprop decided in 2004 to revise its current business strategy to sell most of its properties, rather than completing development of the properties and selling individual homes, and to use the net proceeds of those sales to pay down existing indebtedness (which totaled approximately $13,416,000 as of September 30, 2004). Such strategy is disclosed in Calprop 2003 Annual Report on Form 10-K and its 2004 Quarterly Reports on Form 10-Q that were recently filed with the SEC. However, as Calprop was able to begin to pay down its debt, Calprop was again having substantial difficulty in obtaining commercial bank loans or other institutional credit facilities to finance its business due to its somewhat weak balance sheet. Moreover, Zaccaglin was no longer willing to provide ongoing financial support to or to make equity investments in Calprop in its current form as a publicly held company.

     As a result of the losses incurred by Calprop from its operations, including write-downs in the carrying value of its residential real estate projects, as of December 31, 2003 and as of September 30, 2004, Calprop had net operating losses for federal income tax purposes of $24.9 million and $40.6 million, respectively, and net operating losses for state tax purposes of $8.8 million and $11.5 million, respectively. These net operating losses would be available to offset future taxable income in the event that Calprop were able to continue operations and such operations were to produce net taxable income. However, the availability of these net operating losses, which may be viewed as potentially valuable assets if sufficient net taxable income is produced prior to the date they expire, and ignoring any other offsetting factors, would result in tax savings of approximately $8.5 million and $13.8 million, respectively, for federal income tax purposes and $500,000 and $660,000, respectively, for state tax purposes. The availability of these net operating losses will expire between 2013 and 2022 for federal income tax purposes and between 2005 and 2008 for state tax purposes, and would be subject to substantial limitations if Calprop were sold to an unrelated third party or if substantial equity investments were made in Calprop by persons who are not current stockholders of Calprop.

     In early 2003, in an effort to alleviate Calprop’s deteriorating financial condition, and in an effort to reduce Calprop’s accounting and compliance fees, which were becoming a significant drain on resources, Calprop considered going private and exploring potential sales, joint ventures and/or mergers, as described more fully below:

          1.       Calprop considered effectuating a reverse stock split in order to allow Calprop to halt its compliance with all of the SEC’s filings requirements. This course of action was first considered by the board of directors, but was abandoned when it became apparent that preparation for and obtaining shareholder approval of a reverse stock split would require substantial effort and expense at a time when the management of Calprop was fully engaged in then more urgent aspects of dealing with Calprop’s financial and operational problems.

          2.       During the period from April through June 2003, Calprop had numerous discussions with an individual regarding potential transactions in which the individual, together with a real estate development company solicited by him, would acquire control of Calprop. Officers of Calprop had several meetings with the individual, who proposed a variety of possible transactions in those meetings and in written correspondence. Although no specific offer was made by the individual, the general form of transaction described by him would have involved the purchase by the investment group for cash of a substantial portion of the Calprop Common Stock owned by Zaccaglin and Curci and a distribution to them of certain real estate projects of Calprop, coupled with an equity investment in Calprop by the investment group and the provision of a line of credit to Calprop for use in its operations. The transactions described by the investor would not have involved the purchase of the Shares of the public stockholders of Calprop.

          3.       Commencing in July 2003, Calprop had discussions with a substantial regional residential real estate development company to explore several alternatives to combine the synergies of their respective operations. These discussions included a due diligence review by that company and consideration of various possible transactions. The development company indicated that it was attracted by the possible tax benefits of the net operating losses that Calprop then had, but stated that it was concerned about potential home construction liabilities arising from Calprop’s operations and the extent of Calprop’s insurance coverage against such liabilities. Calprop signed a nonbinding letter of intent with the development company that contemplated that the development company would invest $7 million in Calprop and would acquire control of Calprop, but did not specify the structure or specific terms of the transaction. In subsequent discussions, the development company stated, however, that a condition of its willingness to proceed with its proposal would be that either Calprop would be reorganized in a proceeding under Chapter 11 of the Bankruptcy Code to eliminate potential liabilities arising from its operations or that Mr. Zaccaglin would agree to bear any such liabilities by providing a guaranty. These discussions were subsequently terminated.

          4.       In September 2003, Calprop initiated discussions with a well known Southern California residential real estate development company that expressed interest in the real estate projects that Calprop was then working on or had under consideration. These discussions did not lead to any specific proposal and terminated shortly thereafter.

          5.       In October 2003, Calprop held a meeting, which was initiated by Zaccaglin, with the chief executive officer of a large national homebuilding company to discuss the possibility of the acquisition of Calprop by the national company or an equity investment by that company in Calprop. The national homebuilding company expressed interest in one of Calprop’s real estate projects, but did not express an interest in acquiring Calprop, and therefore did not pursue discussions after that meeting.

          6.       Around June of 2004, Calprop again considered the possibility of a reverse stock split. This possibility was rejected due to concern that under California law Calprop could not properly pay cash to stockholders in lieu of the issuance of fractional shares in view of its deficit in stockholders’ equity, and the fact that the shares held by public stockholders currently exceed the 10% level permitted for such nonconsensual cash retirements of shares under California law.

     As of June 2004, Calprop was still unable to improve its deteriorating financial condition and the board of directors voiced concerns regarding (i) Calprop’s continuing viability on a long term basis unless it obtains additional equity capital and (ii) the substantial continuing costs (specifically, accounting and SEC compliance fees) that will be incurred if Calprop remains a publicly traded company. In light of the foregoing, and since Zaccaglin was no longer willing to provide ongoing financial support to or to make equity investments in Calprop in its current form as a publicly held company, around June of 2004, Zaccaglin again informally proposed to Calprop’s board of directors that Calprop become a privately held company and briefly outlined a plan to effectuate such a plan. The plan envisioned a tender offer for the outstanding Shares by a corporation to be formed by Mr. Zaccaglin and to which certain other existing Company stockholders would contribute their Company Shares, followed by a merger of that corporation with Calprop in which cash would be paid at the same amount per share as that paid in the tender offer for any publicly held Calprop Common Stock not tendered in the tender offer. However, at such time, no specific price had been proposed by Zaccaglin for the acquisition of Calprop’s publicly held Shares, and there was no assurance that any transaction will actually be commenced or completed. In response to Zaccaglin’s informal proposal, the board of directors of Calprop retained the services of Duff & Phelps to provide financial advice to Calprop in connection with its consideration of a possible tender offer and to provide an opinion with respect to whether any specific transaction that may ultimately be proposed by Zaccaglin is fair to Calprop’s stockholders from a financial point of view. As described above, Nierodzik and Duvall were the sole directors who voted on the selection of Duff & Phelps as Calprop’s financial advisor with respect to the proposed tender offer, Zaccaglin having abstained in that vote.

     Formation and Activities of the Special Committee.

     In response to Zaccaglin’s proposal, on January 8, 2005, the Calprop Board of Directors established a special committee (the “Special Committee”) to evaluate a potential proposal by Zaccaglin to purchase the Calprop Common Stock of Calprop’s public stockholders in a going private transaction, that if, Calprop would cease to be a publicly traded corporation; at such meeting, Nierodzik and Glaser were designated as the members of this Special Committee, and immediately thereafter, the Special Committee discussed the proposed going private transaction with Zaccaglin. In that discussion, Zaccaglin stated that he proposed to conduct a tender offer for all outstanding shares of Calprop Common Stock held by the public stockholders at a price of $0.25 per share, to be followed by a merger of Newcal into Calprop in which publicly held shares of Calprop Common Stock not tendered in the tender offer would be exchanged for cash in the same amount of $0.25 per share. The Special Committee also discussed with Zaccaglin the reasons for the proposed tender offer and the preliminary negotiations Zaccaglin had had with potential investors in or acquirors of control of Calprop over the preceding two years.

     On January 14, 2004, the Special Committee met with representatives of Duff & Phelps (and with legal counsel for Duff & Phelps) to discuss the type of analysis Duff & Phelps would perform to analyze the fairness, from a financial point of view, of the transaction proposed by Zaccaglin. After the representatives of Duff & Phelps left the meeting, the Special Committee independently approved both the retention of Duff & Phelps as a financial advisor to the Special Committee and the scope and nature of the procedures to be followed by Duff & Phelps.

     On January 20, 2005, the Special Committee met with a former financial consultant (“Consultant”) to Calprop who had been involved in prior efforts to locate potential investors in or acquirors of control of Calprop. The Special Committee discussed if such prior potential suitors of Calprop were still interested in investing or acquiring control of Calprop. While the Consultant indicated there was one suitor that was still interested in Calprop’s net operating losses, such suitor would only enter into an agreement that would require Calprop to voluntarily declare bankruptcy to attempt to eliminate any potential builder warranty and legal claims. In light of the fact that the filing of a voluntary bankruptcy by Calprop would likely result in Calprop’s stockholders receiving no value for their investment, while benefiting the creditors of Calprop, the Special Committee declined to pursue this suitor and turned its attention back to Zaccaglin’s proposal.

     On January 21, 2005, the Special Committee met with a longtime stockholder of Calprop to discuss that stockholder’s views regarding Calprop and its current financial condition; said stockholder was concerned about Calprop’s low cash balances, high debt, and negative equity.

     On January 25, 2005, the Special Committee received a written proposal from Zaccaglin that contained the specific terms of the proposed transaction and stated a proposed price for Calprop Common Stock of $0.25 per share. The Special Committee forwarded a copy of the letter from Zaccaglin to Duff & Phelps the following day.

     Consideration of the Offer.

     On February 2, 2005, the Special Committee met with Duff & Phelps to discuss Zaccaglin’s written offer. At that meeting, the Special Committee and Duff & Phelps discussed the progress of the Special Committee’s consideration of the proposed transaction and other potential alternative transactions. Furthermore, Duff & Phelps reported on progress of its financial analysis regarding the proposed transaction.

     On February 4, 2005, the Special Committee met with Zaccaglin to discuss his proposed written offer and potential alterative transactions, including the possibility of (i) only conducting a tender offer, without a subsequent merger (as such a structure would provide an opportunity for the public Calprop stockholders to sell their Shares without requiring that all public Calprop stockholders sell their Shares) and (ii) having Zaccaglin and Curci convert a portion of the debt owed to them into Calprop Common Stock. The Special Committee also indicated that there would be a range of values for Calprop’s Common Stock that might be acceptable based on stock trading ranges, perceived values of the net operating losses, and other applicable criteria. Based on these discussions, and without formally rejecting the proposed written offer, Zaccaglin indicated he would review his proposed offer and possibly submit a revised offer.

     On February 8, 2005, the Special Committee met with Duff & Phelps (via a telephone conference call) to discuss the transaction and the progress of Duff & Phelps’ analysis and develop a formal response to Zaccaglin’s original offer price of $0.25 per share. Duff & Phelps reported on its progress with respect to, and certain aspects of, its financial analysis of Calprop. Based on these discussions, and its own considerations, after the departure of the representatives of Duff & Phelps, the Special Committee decided to contact Zaccaglin and discuss a potential price to effectuate the proposed tender offer. Immediately thereafter, the Special Committee contacted Zaccaglin via telephone to discuss the proposed transaction; again, Zaccaglin indicated he would review his proposed offer and possibly submit a revised offer.

     On February 12, 2005 and February 17, 2005, the Special Committee held further meetings with Zaccaglin to discuss the proposed transaction, potential alternative capital structures to effectuate a transaction, and the purchase price per share to effectuate any such transaction. At the end of the meeting on February 17, 2005, Zaccaglin delivered a revised proposal to the Special Committee in which he proposed the same transaction he had originally proposed but now at a price of $0.65 per share. The Special Committee forwarded a copy of the revised proposal to Duff & Phelps that day.

     On February 22, 2005, the Special Committee met (via a telephone conference call) with Duff & Phelps’ and Duff & Phelps’s legal counsel to discuss the revised proposal offered by Zaccaglin.

     On February 23, 2005, the Special Committee met with Duff & Phelps and Duff & Phelps’ legal counsel at the offices of Duff & Phelps to discuss the revised proposal offered by Zaccaglin. At this meeting, Duff & Phelps gave a presentation to the Special Committee of the methodologies, assumptions and limitations underlying its analysis of the Offer and the Merger. (For a summary of those methodologies, assumptions and limitations, see “Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor” below.) Duff & Phelps then told the Special Committee that, based on its analysis and subject to those limitations and assumptions, it was Duff & Phelps’ opinion that, as of February 23, 2005, the Offer and the Merger were fair to the public shareholders of Calprop from a financial point of view (without giving effect to any impacts of the Merger on any particular shareholder other than in its capacity as a shareholder). For the purpose of its analysis and opinion, Duff & Phelps defined the term “public shareholders” as including all owners of Calprop common stock other than Mr. Victor Zaccaglin, Mr. John Curci, Sr., and members of their respective families and their affiliates. The foregoing summary is qualified by reference to the written opinion dated as of February 23, 2005, of Duff & Phelps, which is attached to this Statement as Exhibit (c)(1).

     SHAREHOLDERS ARE URGED TO AND SHOULD READ THE FAIRNESS OPINION IN ITS ENTIRETY.

     After the departure of the representatives of Duff & Phelps, and after discussing the proposed Offer at length and considering certain matters described below, the Special Committee concluded that the price included in the Offer was fair to the public stockholders of Calprop. As such, the Special Committee, by unanimous vote, (a) determined that the Offer is fair to and in the best interests of the public stockholders of Calprop, and (b) recommended that the public stockholders of Calprop accept the Offer and tender their Shares pursuant thereto. At a subsequent meeting, also held on February 23, 2005, the Board of Directors of Calprop considered the determination and recommendation of the Special Committee and thereupon, by unanimous vote (with Zaccaglin abstaining), also (a) determined that the Offer is fair to and in the best interests of the public stockholders of Calprop, and (b) recommended that the public stockholders of Calprop accept the Offer and tender their Shares pursuant thereto.

     FACTORS CONSIDERED BY THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS.

     The Special Committee.

     In connection with reaching the recommendation described above, the Special Committee concluded that the Offer and the Merger are substantively and procedurally fair to the public stockholders of Calprop. In reaching this determination, the Special Committee considered a number of factors. Here is a summary of the principal factors the Special Committee considered:

          1.       Financial Condition and Business Prospects of Calprop. The weakening financial condition (during the nine months ended September 30, 2004 and the year ended December 31, 2003, the Company has incurred net losses of approximately $2.7 million and $15.1 million, respectively), results of operations, competitive position, business and prospects of Calprop, including its cash requirements for the foreseeable future.

          2.       Duff & Phelps Analysis and Fairness Opinion. The Special Committee’s consideration of Duff & Phelps’ financial analysis and of Duff & Phelps’ Fairness Opinion regarding the Offer. In this connection, the Special Committee determined and confirmed that Duff & Phelps is an independent financial advisory firm having no prior involvement or dealings with Calprop, Zaccaglin or Curci, and also having no current prospects of any future engagement by any of such persons

          3.       Market Prices of Calprop Common Stock: Premium. The $0.65 per Share tender offer price represents a premium of $0.40 over the last reported “bid” quotation of $0.25 per share of Calprop common stock on the OTC Bulletin Board as reported by IDD Information Services, Tradeline (r) for March 21, 2005, the last day prior to the commencement of the Offer. In this connection, the stockholders should note that there has been virtually no trading activity for Calprop shares over more than the past twelve months and, accordingly, that the quotations for Calprop common stock on the OTC Bulletin Board or from any other source are not necessarily reliable indicators of its value.

          4.       Market Prices of Calprop Common Stock: Discount. The $0.65 per Share Offer price represents a substantial discount from prices at which Calprop’s Common Stock traded at times in 2003 and in prior years.

          5.       Liquidity, Trading Volume and Lack of Analyst Coverage. The liquidity and trading volume for Calprop Common Stock is extremely low, and at time virtually non-existent. Illiquidity typically has an adverse effect on trading prices. This issue is exacerbated by the lack of coverage of the Shares by Wall Street research analysts.

          6.       Lack of Diversification/Business Uncertainties. Due to the fact that Calprop has substantially decreased its portfolio of real estate holdings substantially over the last twelve months in an effort to reduce its operations and pay off debt, Calprop only has one remaining development and construction project—the High Ridge Court project in Thornton, Colorado. With only one project currently in progress, Calprop’s financial condition is susceptible to and tied to (i) general and local economic conditions that affects real estate markets and (ii) statutory, regulatory or administrative actions that could change existing property tax provisions and/or modify the zoning or permissible use/viability of the foregoing project.

          7.       Calprop’s Cash Requirements. Uncertainties regarding Calprop’s ability to meet significant cash requirements in the foreseeable future to fund additional projects and pay off debt.

          8.       Costs of Remaining a Public Company. The costs (estimated at least to be $210,000 per year) to be a publicly traded company, and substantial costs that would be required to be incurred to comply with the expanded reporting requirements resulting from the Sarbanes-Oxley Act of 2002 and amendments to applicable rules of the SEC.

          9.       Approval by Majority of Public Holders. The Offer is conditioned upon the requirement that a majority of unaffiliated stockholders elect to participate in the Offer.

          10.       All Cash Offer. The Offer is an all-cash offer for all publicly held Shares, which the holders thereof can accept or reject voluntarily, is not subject to a financing condition and could be completed in about forty-five days.

          11.       Lack of Other Proposals. No viable/substantive proposals have been made with respect to Calprop regarding a merger or other business combination, or the sale of all or any substantial part of the assets or securities of Calprop and Calprop’s and the Special Committee’s prior efforts to find a third party interested in acquiring it were unsuccessful. Furthermore, one of Calprop’s most significant assets—its tax net operating losses for federal income tax and state tax purposes, are subject to significant limitations on use in the event that Calprop were sold to an unrelated third party or in the event of a substantial equity investment, other than by Calprop’s existing principal stockholders, in Calprop.

          12.       Low-Cost Disposition of Shares. The Offer provides stockholders who are considering selling their Shares with the opportunity to do so without incurring the transaction costs typically associated with market sales and without incurring any price discounts due to the relative illiquidity of the Shares.

          13.       Conflicts of Interest. The conflicts of interest of certain Calprop directors and officers described elsewhere in this Statement.

          14.       Bankruptcy Alternative. If Calprop’s financial condition deteriorate where the Calprop determines the need to file for bankruptcy, such a condition would likely result in Calprop’s public stockholders receiving no value for their investment, while benefiting the creditors of Calprop, including Zaccaglin and Curci.

     In light of the number and variety of factors the Special Committee considered in evaluating the Offer, the Special Committee found it impractical to quantify or otherwise assign relative weights to each factor in reaching its decision to recommend acceptance of the Offer.

     The Special Committee did not consider the book value or the liquidation value of Calprop’s assets as meaningful measures of the fair value of the Shares and did not consider liquidation to be an attractive course of action. Therefore, the Special Committee did not seek an appraisal of the liquidation values for those assets.

     In reaching its determination as to the fairness of the Offer and the Merger, the Special Committee identified various factors which could be said to indicate that the Offer and the Merger were not fair and/or that this was not the right time for the public shareholders to sell their Shares in the Offer or otherwise. Among these factors were:

          1.       Market Prices: Recent trading prices for Shares have been at all-time lows since Calprop’s initial public offering.

          2.       Business Uncertainties: The business uncertainties discussed above (see factor 6) could be resolved favorably to Calprop, in which event the Calprop’s business prospects and/or Company’s prospects could substantially improve.

          3.       Majority Ownership: Zaccaglin’s ownership of a majority of the Calprop Common Stock may have adversely affected the willingness of other potential bidders to propose to acquire or to pursue a substantial investment or other strategic transaction involving Calprop.

     However, in rendering its determination, the Special Committee determined that the factors favoring a determination of fairness substantially outweighed the above-listed factors.

     The Board of Directors.

     In its deliberations regarding the Offer and Merger, the Board of Directors evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of Calprop. In addition, the Board of Directors determined that the Special Committee’s conclusion that the Offer was fair, and its recommendation that the public stockholders accept the offer and tender their shares, was the result of a process that was fair to the public stockholders of Calprop because, among other things, the Special Committee conducted numerous meetings, during which the Special Committee evaluated and analyzed the proposed transaction, explored alternative transactions and courses of action, and reached informed conclusions based, in part, on the advice of an independent financial advisor. Accordingly, the Board of Directors determined that the Offer and the Merger were fair based principally on the determination of the Special Committee.

     The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board of Directors. Calprop’s executive officers have not been asked to make a recommendation as to the Offer or the Merger.

     Summary of Financial Analysis and Opinion of the Special Committee’s Financial Advisor

     Duff & Phelps was retained by the Calprop board of directors under an engagement letter dated August 31, 2004, prior to the formation of the Special Directors Committee. After its formation, the Special Directors Committee met with Duff & Phelps and independently approved both the retention of Duff & Phelps as financial advisor to the Special Directors Committee and the scope and nature of the procedures to be followed by Duff & Phelps. Neither the Calprop board of directors, nor the Special Directors Committee placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its fairness opinion.

     Duff & Phelps was retained based on its experience as a financial advisor in connection with going private transactions, mergers and acquisitions and in securities valuations generally. Duff & Phelps is a nationally recognized investment banking firm that is regularly engaged to render financial opinions in connection with going private transactions, mergers and acquisitions, tax matters, corporate planning, and other purposes. Founded in 1932, Duff & Phelps believes that it is one of the leading middle market investment banking and independent financial advisory firms in the United States. Duff & Phelps has significant expertise and experience in fairness opinions, business valuations, solvency opinions, structuring ESOP/ERISA transactions, private capital raising transactions, buy-side and sell-side merger and acquisition advisory services, and intangible asset and intellectual property valuations. Headquartered in Chicago, Duff & Phelps has offices in Los Angeles, San Francisco, New York, Atlanta and Seattle. Each year, Duff & Phelps renders approximately 500 opinions, including fairness opinions, business valuation opinions, solvency opinions, tax-related financial opinions, and other financial opinions. Duff & Phelps had not previously provided financial advisory or other services to Calprop, Mr. Zaccaglin or Mr. John Curci, Sr. and has had no discussions regarding any future engagements by any of them.

     Duff & Phelps rendered a written opinion to the Special Directors Committee that, as of February 23, 2005, the terms of the Offer and the Merger were fair from a financial point of view (without giving effect to any impacts of the Offer or the Merger on any particular shareholder other than in its capacity as a shareholder) to the public shareholders of Calprop, excluding Zaccaglin, Curci, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this Statement as Exhibit (c)(1). CALPROP STOCKHOLDERS ARE ENCOURAGED TO READ THIS OPINION IN ITS ENTIRETY.

     Limitations and Assumptions. The fairness opinion of Duff & Phelps was directed to the Special Directors Committee, and its basis and methodology were designed specifically for the express purposes of the Special Directors Committee and may not translate to any other purposes. It does not constitute a recommendation as to whether any individual shareholder should tender or vote with respect to any matter. Furthermore, Duff & Phelps did not address the relative merits of the Offer or the Merger or any other transactions or business strategies discussed by the Calprop board of directors as alternatives to the Offer and the Merger or the underlying business decision of the Calprop board of directors to proceed with or effect the Merger. The Duff & Phelps opinion is limited to examining the fairness of the Offer and the Merger as of February 23, 2005 to the public shareholders of Calprop, excluding Zaccaglin, Curci, and members of their respective families and their affiliates, from a financial point of view (without giving effect to any impacts of the Offer and the Merger on any particular shareholder other than in its capacity as a shareholder).

     In particular, Duff & Phelps did not conduct a market test of any kind to determine whether or not a better price could have been obtained. The analyses performed by Duff & Phelps were not necessarily indicative of future actual values or future results, which may be significantly more or less favorable than suggested by such analyses. The analyses did not purport to be appraisals or to reflect prices at which a company might actually be sold or the value or trading price of Calprop’s shares then or at any subsequent time. Duff & Phelps’ opinion to the Special Directors Committee was one of many factors taken into consideration by the Special Directors Committee in making its determination to approve the Offer and the Merger.

     In rendering its fairness opinion, Duff & Phelps relied upon the fact that the Special Directors Committee, the board of directors, and Calprop had been advised by counsel as to all legal matters with respect to the Offer and the Merger, including whether all procedures required by law to be taken in connection with the Offer and the Merger would be duly, validly and timely taken; and Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps also assumed that all of the conditions required to implement the Offer and the Merger would be satisfied and that the Merger would be completed in accordance with the “Offer Letter” and draft “Offer to Purchase” (as defined below for purposes of this subsection) provided to Duff & Phelps.

     In preparing its forecasts, performing its analysis and rendering its fairness opinion with respect to the Offer and the Merger, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Calprop management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final versions of all documents reviewed in draft form conform in all material respects to the drafts reviewed. In connection with its fairness opinion, Duff & Phelps did take the following steps, among others:

•	Conducted meetings with current and former members of the senior management team of Calprop at Calprop’s offices in Marina del Rey, California, including

Zaccaglin, Chairman and CEO; Nierodzik, Chief Accounting Officer; Mark Spiro, former Chief Financial Officer and former director; Curtis Gullet, former Vice President, and Steve Petch, Purchasing Manager;

•	Held meetings with Nierodzik and Glaser in their capacity as directors of Calprop and members of the Special Directors Committee, along with Theodore Guth of Guth Christopher, LLC, counsel to Duff & Phelps;

•	Visited Calprop’s Murrieta Farms, Smolin and Winkler properties on September 23, 2004 with Messrs. Zaccaglin, Gullet, and Steve Petch;

•	Met with Scott Woodside, President of Drake Development, LLC (an affiliated company of Zaccaglin, Curci and Calprop), to discuss the potential build-out of the Murrieta Farms and Smolin properties and the corresponding property presentations prepared by Mr. Woodside;

•	Reviewed Calprop’s financial statements and SEC filings, including the annual report on Form 10-K for the year ended December 31, 2003 and quarterly reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2004;

•	Reviewed Calprop’s internal trial balance financial report as of December 31, 2004;

•	Reviewed correspondence between Calprop and potential investors/acquirors of Calprop;

•	Reviewed Calprop’s detailed 2005 monthly cash flow projection;

•	Reviewed escrow agreements regarding the purchase of Calprop’s Murrieta Farms property, including related amendments;

•	Reviewed escrow agreements regarding the sale of Calprop’s Winkler property, including the related promissory note and amendments;

•	Reviewed the letter of intent regarding the sale of Calprop’s Smolin property to KB Home Coastal, Inc. dated September 13, 2004;

•	Reviewed a summary analysis, prepared by Calprop management, regarding the amount and timing of required expenditures to meet necessary conditions to closing and/or release of all escrowed funds with respect to the Winkler property;

•	Reviewed the various promissory notes evidencing Calprop’s indebtedness;

•	Reviewed a summary schedule of Calprop’s contingent assets and liabilities prepared by Calprop management;

•	Reviewed a copy of the Wilshire Consultants, LLC report dated June 1, 2004 regarding an operational review of Calprop Corporation;

•	Reviewed Zaccaglin’s written proposal to the Special Directors Committee, dated as of January 24, 2005, offering to pay $0.25 per share net to the selling shareholders as part of a going private transaction;

•	Reviewed Zaccaglin’s updated written proposal (“Offer Letter”) to the Special Directors Committee, dated as of February 17, 2005, offering to pay $0.65 per share net to the selling shareholders as part of a going private transaction;

•	Reviewed the draft Offer to Purchase for Cash All Outstanding Shares of Common Stock of Calprop Corporation, dated January 19, 2005 (“Offer to Purchase”);

•	Analyzed market trading data with respect to Calprop common stock; and

•	Reviewed certain additional information and prepared other studies and analyses as Duff & Phelps deemed appropriate.

     Duff & Phelps did not make or obtain, or assume responsibility for making or obtaining, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of Calprop, nor was it furnished with any such evaluations or appraisals. Their fairness opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Calprop’s credit worthiness or otherwise as tax advice or as accounting advice. Duff & Phelps did not take into consideration any potential value that may be attributed to any unasserted legal claims that Calprop may have, and valued Calprop’s net operating losses based on the assumption that they were transferred outside of bankruptcy to an unrelated buyer and hence were subject to the limitations of Section 382 of the Internal Revenue Code.

     In connection with the preparation of its fairness opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger. Duff & Phelps’ fairness opinion was also based upon its assessment of the general, economic and financial market conditions, as they could be evaluated by Duff & Phelps as of February 23, 2005. Although developments following the date of the Duff & Phelps opinion may affect that opinion, Duff & Phelps assumed no obligation to update, revise, or reaffirm its opinion.

     Summary of Methodology of Duff & Phelps. The following is a summary, prepared by Duff & Phelps, of the material financial analyses performed by Duff & Phelps in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Duff & Phelps. THE DUFF & PHELPS OPINION IS BASED ON THE TOTALITY OF THE VARIOUS ANALYSES THAT IT PERFORMED, AND NO PARTICULAR PORTION OF THE ANALYSIS HAS ANY MERIT STANDING ALONE.

     Due to the nature of Calprop’s business, lack of earnings, and the lack of comparable public companies, Duff & Phelps determined that certain common valuation methodologies, including a comparable public company analysis and comparable sale transaction analysis, were not useful. Accordingly, as described below, Duff & Phelps’

opinion relied on (i) an analysis of Calprop’s net asset value; (ii) a review of the historical trading price of Calprop’s common stock over the past twelve months and (iii) a premium analysis in which they reviewed the transaction premiums paid over market price for 34 public-to-private transactions and four real estate development companies. Duff & Phelps also took into account its experience in transactions and valuations.

     While this summary describes the analysis and factors that Duff & Phelps deemed material in its presentation to the Special Directors Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps or a complete description of the presentation of Duff & Phelps to the Special Directors Committee. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to a partial analysis or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Duff & Phelps. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on application of Duff & Phelps’ own experience and judgment. This conclusion involved significant elements of subjective judgment and qualitative analysis. Duff & Phelps gave no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed.

     Net Asset Value Analysis. Duff & Phelps analyzed the estimated fair market value of Calprop’s assets and liabilities to determine Calprop’s net asset value. Because Calprop has significant net operating loss carryforwards, or “NOLs,” Duff & Phelps also estimated the value a third party buyer may be able to realize from the NOLs in a “change of control” transaction. Using information provided by Calprop to them, this analysis yielded a net asset value ranging from ($0.06) per share to $0.17 per share as of February 23, 2005 as summarized below. Following the chart is a brief summary of the material assumptions used by Duff & Phelps to prepare the chart.

NET ASSET VALUE ANALYSIS SUMMARY
($000's except per share data)

	Book Value	Range of Fair Market Value
	as of 12/31/04	Low		High
Real Estate:
Murrieta Farms	N/A	$0		$835
Smolin	N/A	2,724		3,808
Winkler	N/A	8,400		8,400
Highridge Court	N/A	2,187		2,187

Total Real Estate	3,875	13,311		15,230
Other Assets:
Cash and Cash Equivalents	153	153		153
Other Assets	849	473		828

Total Other Assets	1,002	626		981

Total Assets	4,877	13,938		16,212

Trust Deeds and Notes Payable	$20	$20		$20
Related Party Notes	13,452	13,452		13,452
Accounts Payable and Accrued Liabilities	1,384	1,384		1,384
Deferred Liability (1)	1,000	—		—
Warranty Reserves	653	653		653

Total Liabilities	16,509	15,509		15,509

Plus / (Minus): Net Contingent Liabilities/Assets		399		399
Plus: Present value of NOL carryforwards		553		553

NET ASSET VALUE		($620)		$1,655

Divided by: Common Shares Outstanding (000s)		9,737		9,737

NET ASSET VALUE PER SHARE		($0.06)	to	$0.17

N/A — Not Available

(1) Relates to funds received from the sale of Winkler which will be returned if Calprop is unable to achieve the required milestones

Murrieta Farms

     Murrieta Farms consists of approximately 25 acres of unimproved land in Riverside County, California. Calprop has submitted a tentative tract map to the City of Murrieta for the development of the property with 67 single family homes on approximately 7,000 square foot lots. Calprop expects that the earliest potential date for approval of the tentative map would be during March 2005. Calprop currently has an option to purchase Murrieta Farms for a price of approximately $4.65 million. The period of the option has been extended several times. The most recent extension, which expires March 8, 2005, was negotiated in December 2004 at which time Calprop was required to increase the deposit by approximately $100,000.

     Because Murrieta Farms itself lacks connection to necessary infrastructure such as access roads and utility connections, its development depends on development of the adjacent properties to bring access to infrastructure connections closer, which has yet to begin. Murrieta Farms is also subject to certain government regulations known as “HANS” (Habitat Assessment and Sight Acquisition Review) which requires that a strip of land running across the property must remain in its natural state.

     Calprop believes that the purchase and development of Murrieta Farms would require an equity investment of approximately $2.4 million (in addition to bank financing under a construction loan). To date, Calprop has not identified a source for that money, and has tentatively decided not to exercise its option. If Calprop does not exercise that option, there will be no value attributable to Murrieta Farms. However, Duff & Phelps also developed a discounted cash flow analysis to estimate the value of cash flows that would accrue to Calprop’s benefit if it could in fact find a suitable partner to develop Murrieta Farms.

     Their analysis of Murrieta Farms, based upon detailed financial projections Calprop provided, also included an assessment of the changes in potential value resulting from different assumptions regarding project timing and appropriate discount rates as presented in the table below:

Discounted Cash Flow Analysis ($ 000’s)

Discount Rate	Project Term / Discount Period (Months)
	28	34	40	46

12.0%	835	786	741	698
14.5%	788	733	682	635
17.0%	744	684	628	577
19.5%	702	638	579	525
22.0%	663	595	533	478

     This analysis yielded an estimated fair market value for Murrieta ranging from approximately zero (in the event the option is not exercised) to $835,000.

Smolin

     Smolin consists of unimproved land located in Riverside County, California which Calprop purchased in December 2003. A tentative tract map for Smolin has been approved for the development of 28 single family homes ranging in size from approximately 3,000 to 6,000 square feet. Although Calprop entered into a letter of intent for the sale of Smolin for $3.15 million, the potential buyer notified Calprop in December 2004 that it did not intend to complete that transaction. As a result, Calprop could either pursue development of Smolin or seek another buyer. Duff & Phelps relied upon detailed financial projections Calprop provided them to develop a discounted cash flow analysis to estimate the value of cash flows that would accrue to Calprop’s benefit from the development of Smolin. Their analysis of Smolin also included an assessment of the changes in potential value resulting from different assumptions regarding project timing and appropriate discount rates as presented on the table below:

Discounted Cash Flow Analysis ($000’s)

Discount Rate	Months Delayed
	-	3.0	6.0	9.0

12.0%	3,808	3,696	3,588	3,482
14.5%	3,648	3,519	3,394	3,274
17.0%	3,494	3,350	3,212	3,079
19.5%	3,348	3,190	3,039	2,896
22.0%	3,208	3,038	2,876	2,724

     This analysis yielded an estimated fair market value for Smolin ranging from approximately $2.7 million to $3.8 million, which brackets the $3.15 million purchase price contemplated under the prior letter of intent.

Winkler Acres

     Winkler Acres consists of approximately 64 acres of unimproved land located in Riverside County, California which Calprop sold in June 2004. $8.4 million of the purchase price remains to be collected, of which $5.4 is payable to Calprop upon the recording of the final tract map for Winkler Acres (currently expected in March 2005), and the remaining $3.0 million is payable when Winkler Acres is fully graded and inspected (“blue topped”) condition (currently expected in April, 2005).

     Duff & Phelps used the total amount of $8.4 million as the estimated fair market value of Winkler Acres. Because of the near term nature of the expected receipts, no present value discount was applied.

Highridge Court

     Highridge Court comprises a 170-unit housing development in Thornton, Colorado. Calprop estimated that the remaining 12 units could be completed by the end of March 2005 for net proceeds (after remaining costs) of approximately $2.2 million.

     Although there is a debt of approximately $3.0 million associated with the property, because that debt is reflected as related party loans in Duff & Phelps’ net asset value analysis, Duff & Phelps used the net proceeds of $2.2 million as the estimated fair market value of Highridge Court. Because of the near term nature of the expected receipts, no present value discount was applied.

Other Assets

     The other assets, excluding cash and equivalents, included in Duff & Phelps’ analysis of Calprop’s net asset value consisted of escrow deposits, prepaid expenses, accounts receivable, and other miscellaneous assets. In determining the low end of the range of fair market value for the aggregate other assets, Duff & Phelps excluded a $51,000 deposit for Winkler and a $325,000 deposit for Murrieta. In contrast, the high estimate of fair market value included the Murrieta deposit and reversed a $30,000 reserve related to an outstanding trust deed.

Valuation of Net Operating Loss

     As of September 30, 2004, Calprop had operating loss carryforwards for federal and state income tax purposes of approximately $40.6 million and $11.5 million,

respectively. These net operating loss carryforwards (“NOLs”) expire between 2013 and 2022 for federal and between 2005 and 2008 for state tax purposes.

     NOLs may be used under certain circumstances to offset pre-tax income on a dollar-for-dollar basis for tax purposes. However, in a sale outside of bankruptcy to a third party, Section 382 of the Internal Revenue Code imposes significant restrictions on the amount of the NOL which can be used in any year, thereby significantly reducing their potential value. The annual offset to income would be limited to Calprop’s equity value at the date of the transaction multiplied by the applicable long-term tax exempt rate, which is currently 4.27%. Based on the $0.65 per share in the Offer and the Merger, the implied equity value of Calprop is approximately $6.3 million based on 9,737,205 shares outstanding. Therefore, the annual deduction would be limited to approximately $270,000 in a change of control transaction. Assuming (i) that Calprop generates enough income to utilize the maximum annual deduction; (ii) a blended federal and state tax rate of 40%; (iii) a federal tax rate of 34%; and (iv) a discount rate of 17%, the present value of Calprop’s NOLs in a “change of control” transaction would be approximately $553,000.

     However, as the Section 382 limitations would not apply to the Control Shareholders, the value of the NOLs to them could in fact be significantly higher. The estimated value of the NOLs to the Control Shareholders is somewhat speculative as it depends on their ability to attract additional capital and generate taxable income, as well as the timing of that income. No projections were made available to Duff & Phelps on those matters. However, as an example, using discount rates ranging from 17% to 27% and assuming equal use of the NOLs over periods ranging from 5 to 15 years, the value of the NOLs to the Control Shareholders could range from approximately $0.40 to $1.00 per share.

     Consistent with its practice in other similar transactions, Duff & Phelps performed its analysis using the value of the NOLs to a buyer in a change of control transaction which would trigger the Section 382 limitation and therefore did not include the value to the Control Shareholders in its financial analysis. However, the Special Directors Committee did consider the value of the NOLs to the Control Shareholders in the course of its negotiations and in its analysis of the Offer and the Merger.

Liabilities

     Duff & Phelps included the amounts of Calprop’s related party notes in the calculation and analysis of Calprop’s net asset value. These related party notes aggregate approximately $13.4 million of the approximately $15.5 million in total liabilities. Approximately $12.8 million of the related party notes are held by Messrs Curci or Zacagglin or their families or affiliates. Other liabilities include trust deeds and notes payable, accounts payable and accrued liabilities, and warranty reserves. Duff & Phelps excluded Calprop’s deferred liability of approximately $1.0 million in the calculation of Calprop’s net asset value because it relates to funds received from the sale of Winkler Acres which will be returned if Calprop is unable to achieve the required milestones.

Contingent Liabilities / Assets

     Additionally included in Duff & Phelps’ analysis of Calprop’s net asset value are estimates supplied by Calprop regarding any contingent liabilities or assets. These contingent liabilities or assets include various lawsuits pending for which Calprop is in some cases the plaintiff and in other cases Calprop is the defendant. The net aggregate impact on Calprop from these lawsuits is estimated to provide Calprop with a net asset of approximately $400,000. Duff & Phelps has not taken into consideration any potential value that may be attributed to any unasserted legal claims that Calprop may have.

     Analysis of Current and Historical Trading Prices of Calprop’s Common Stock. In addition to calculating Calprop’s net asset value, Duff & Phelps analyzed the closing price, bid/ask spread and trading volume of the common stock of Calprop over the past twelve months. This analysis was used to determine the range of value the market ascribed to Calprop’s common stock prior to the announcement of the Merger.

     Calprop’s common shares are thinly traded with significant bid/ask price spreads. Over the latest twelve month period ended February 18, 2005, transactions involving public shares of Calprop occurred on 49 out of approximately 240 potential trading days. During this same period, bid/ask spreads for Calprop’s shares ranged from 27% to 940% of the bid price.

     As shown in the chart below, Calprop’s stock price closed at $0.13 per share prior to December 13, 2004, the date Calprop filed its Form 10-Q, which included the announcement of a potential going-private transaction. During the 52-week period between February 18, 2004 and February 18, 2005, the 52-week high for the trading price of Calprop’s stock was $0.27, and the 52-week low was $0.10, with a one-year weighted average closing price of $0.16.

Calprop Common Stock Data
February 18, 2004 through February 18, 2005

Offer Price	$0.65
Price Prior to Announcement [1]	$0.13

52-Week High Ended 2/18/05	$0.27
52-Week Low Ended 2/18/05	$0.10
One-year weighted average closing price (2/18/04 - 2/18/05)	$0.16

Shares Outstanding	9,737,205
Average Daily Trading Volume (2/18/04 - 2/18/05) [2]	1,173
Shares owned by Messrs Zaccaglin and Curci and affiliates	8,094,658

Institutional Ownership	Negligible
Analyst Coverage	None

[1] On 12/13/04 Calprop filed its Form 10-Q which included the announcement of a potential going-private transaction.

[2] Represents 49 days of trading and 195 inactive days

Transaction Premium Analysis. Duff & Phelps also reviewed the transaction premiums paid over market price for 34 public-to-private transactions and four transactions of companies in the real estate development industry occurring from January 1, 2004, through January 31, 2005.

     Duff & Phelps concluded that the median 1-week transaction premium for the 34 going private transactions was 24% and the median 1-month transaction premium was 26%. Furthermore, Duff & Phelps concluded that the median 1-week transaction premium for the real estate development companies was 43% and the median 1-month transaction premium was 39%. This compares to the implied 330% 1-week transaction premium and 550% one month transaction premium for Calprop.

     Based on its analysis, Duff & Phelps concluded that the control premium implied by the $0.65 per share consideration to be received in the proposed Merger for the common stock of Calprop was adequate relative to the premiums paid in other similar sale transactions.

     Conclusion. Based on its analysis and subject to the limitations and assumptions set forth in the opinion, it was Duff & Phelps’ opinion that, as of February 23, 2005, the Offer and the Merger were fair to the public shareholders of Calprop from a financial point of view (without giving effect to any impacts of the Merger on any particular shareholder other than in its capacity as a shareholder.) For the purpose of its analysis and opinion, Duff & Phelps defined the term “public shareholders” as including all owners of Calprop common stock other than Mr. Victor Zaccaglin, Mr. John Curci, Sr., and members of their respective families and their affiliates. The foregoing summary is qualified by reference to the written opinion dated as of February 23, 2005, of Duff & Phelps, which is attached to this Statement as Exhibit (c)(1).

     INTENT TO TENDER

     To the knowledge of Calprop, each executive officer and director of Calprop, except for Zaccaglin, currently intends to tender all Shares held of record or beneficially owned by that person pursuant to the Offer. Calprop understands that, as of the date of this Statement, the executive officers and directors of Calprop (excluding Zaccaglin) held or had the right to acquire a total of 81,746 Shares (including options).

Item 5. Persons/Assets Retained, Employed, Compensated or Used

     Calprop retained Duff & Phelps to render financial advisory services to the Special Committee on an exclusive basis concerning the Special Committee’s assessment of Calprop’s strategic alternatives.

     Calprop’s engagement letter with Duff & Phelps provides that, for its services, Duff & Phelps is entitled to receive $125,000 due and payable as follows: $62,500 in cash upon execution of the engagement letter and the remaining $62,500 in cash upon delivery of the opinion, whether or not the opinion is favorable. Calprop has also agreed to reimburse Duff & Phelps for its out-of-pocket expenses and to indemnify and hold harmless Duff & Phelps and its affiliates and any other person, director, employee or agent of Duff & Phelps or any of its affiliates, or any person controlling Duff & Phelps or its affiliates, for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Duff & Phelps as financial advisor to Calprop. The terms of the fee arrangement with Duff & Phelps, which Calprop and Duff & Phelps believe are customary in transactions of this nature, were negotiated at arm’s length between Calprop and Duff & Phelps, and the Calprop board of directors was aware of these fee arrangements.

Item 6. Interest in Securities of the Subject Company

     No transactions in Calprop Common Stock have been effected during the past 60 days by Calprop or, to the knowledge of Calprop, by any executive officer, director or affiliate of Calprop.

Item 7. Purposes of the Transaction and Plans or Proposals

     Except as set forth in this Statement, Calprop is not currently undertaking or engaged in any negotiations in response to the Offer or Merger that relate to or would result in: (a) a tender offer for or other acquisition of Calprop’s securities by Calprop, any of its subsidiaries or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Calprop or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of Calprop or any of its subsidiaries or (d) a material change in the present dividend policy, indebtedness or capitalization of Calprop.

Item 8. Additional Information

     Incorporation by Reference. The information contained in the Offer To Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

     Effects of the Transaction. As stated before, there is currently no active trading market for Calprop’s Shares. The Shares are not listed on a securities exchange or traded on the Nasdaq Stock Market. Bid and asked quotations for Calprop’s Shares are reported on the OTC Bulletin Board only and there has been no significant trading activity in Calprop’s Shares over the past twelve months. The purchase of Calprop Shares pursuant to the Offer will reduce the number of Calprop Shares that are currently available to trade publicly and would likely reduce the number of holders of Calprop Shares, which could further reduce the liquidity and market value of the remaining Calprop Shares held by stockholders other than Zaccaglin, Curci, and their family members and/or affiliates. Calprop cannot predict whether the reduction in the number of Calprop Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Calprop Shares, but believes it would be reasonable to expect that it would further reduce the market trading activity of the Calprop Shares.

     Merger; Other Effects. If Newcal owns at least 90% of the outstanding Calprop Shares following completion of the Offer, Newcal will have the ability to complete the Merger without a meeting or vote of the public stockholders of Calprop pursuant to the “short form” merger provisions of Section 1110 of the California General Corporation Law. In such circumstances, Newcal currently intends to effect the Merger as soon as practicable and without seeking the approval of the public stockholders of Calprop.

Furthermore, if the Merger occurs, Calprop will be a privately held corporation. Following the Offer and the Merger, persons who were stockholders of Calprop immediately prior to the Offer and the Merger will not have any continuing ownership interest in Calprop and therefore will not share in any future earnings and growth of Calprop.

     Price Range of the Calprop Shares; Dividends on the Calprop Shares. The Calprop Shares are quoted on the OTC Bulletin Board under the symbol “CLPO.” The following table sets forth, for the periods indicated, the reported high and low bid and asked quotations for the Calprop Shares, together with the volume of Calprop Shares traded, each as reported by IDD Information Services, Tradeline (r), during the indicated periods:

	High	Low	Reported
	Bid	Bid	Volume
2003

First Quarter	$0.89	$0.60	47,500

Second Quarter	0.72	0.28	76,700

Third Quarter	0.70	0.15	92,400

Fourth Quarter	0.65	0.15	84,070

2004

First Quarter	0.51	0.26	9,120

Second Quarter	0.51	0.22	21,180

Third Quarter	0.28	0.12	49,520

Fourth Quarter	.17	.08	154,684

     On March 21, 2005, a recent trading day prior to the commencement of this Offer, the closing quotations for Calprop common stock as reported by IDD Information Services, Tradeline (r) were $0.25 bid and $0.51 asked per Share. Stockholders may wish to consider obtaining current market quotations for Calprop Shares. Please be advised that there is very little trading activity for Calprop Shares and, accordingly, published market quotations are not necessarily reliable indications of the value of the Calprop Shares.

     Calprop has not paid cash dividends on its Calprop Shares since over the past five years and does not anticipate paying cash dividends in the foreseeable future if it remains a publicly held company.

     Information Regarding Newcal. Zaccaglin is the chief executive officer and sole director of Newcal and Newcal has no other officers. Zaccaglin is a United States citizen. His business address is 13160 Mindanao Way, Suite 180, Marina Del Ray, California 90292; telephone: (310)-306-4314. Curci, who will be the other principal stockholder of Newcal upon contribution of his Calprop shares to Newcal after completion of this Offer (if consummated), will not be an officer or director of Newcal. Curci is also a United States citizen. His business address is P.O. Box 1549, Newport Beach, California 92659-1549; telephone: (949)-673-1060. Calprop, including certain of its officers and employees, have provided information concerning Calprop and clerical assistance to Zaccaglin and Newcal in connection with preparation of the Offer.

     Available Information Regarding Calprop and Newcal. Calprop is subject to the informational filing requirements of the Exchange Act. In accordance with the Exchange Act, Calprop files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Newcal is required to disclose in such proxy statements certain information, as of particular dates, concerning Calprop’s directors and officers, their remuneration, stock options granted to them, the principal holders of Calprop’s securities and any material interest of those persons in transactions with Calprop. Such reports, proxy statements and other information may be inspected at the Commission’s office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may be obtained upon payment of the Commission’s prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, or through the Commission’s website (http://www.sec.gov).

Item 9. Exhibits

     The following are exhibits to this Statement:

Exhibit No.	Description
(a)(1)	Offer To Purchase, dated March 25, 2005 (incorporated herein by reference from Exhibit (a)(1) to Newcal’s Tender Offer Statement on Schedule TO, filed by Newcal with respect to Calprop on March 25, 2005 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal, dated March 25, 2005 (incorporated herein by reference from Exhibit (a)(3)to the Schedule TO).

(a)(3)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 25, 2005 (incorporated herein by reference from Exhibit (a)(4) to the Schedule TO).

(a)(4)	Notice of Guaranteed Delivery, dated March 25, 2005 (incorporated herein by reference from Exhibit (a)(5) to the Schedule TO).

(a)(5)	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9, dated March 25, 2005 (incorporated herein by reference from Exhibit (a)(6) to the Schedule TO).

(a)(6)	Letter to Stockholders of Calprop Corporation, dated March 25, 2005 (incorporated herein by reference from Exhibit (a)(7) to the Schedule TO).

(a)(7)	Press Release of Calprop Corporation, dated March 25, 2005

(c)(1)	Fairness Opinion of Duff & Phelps LLC, dated February 23, 2005

(e)(1)	Promissory Note dated April 8, 1998 in the principal amount of $1,500,000 executed by Calprop in favor of Curci-Turner, as amended by Amendments Nos. 1, 2, 3, 4 and 5 attached thereto

(e)(2)	Deed of Trust dated May 4, 1998 executed by Hunters Chase in favor of Curci-Turner with respect to real property located in Colorado

(e)(3)	Guaranty Agreement dated May 4, 1998 executed by Hunters Chase in favor of Curci-Turner

(e)(4)	Promissory Note dated July 17, 2001 in the principal amount of $5,000,000 executed by Calprop in favor of Curci-Turner, as amended by Amendments Nos. 1, 2, and 3 attached thereto

(e)(5)	Promissory Note dated May 6, 2004 in the principal amount of $1,469,917.17 executed by Calprop in favor of Curci Investments, as amended by Amendments No. 1 attached thereto

(e)(6)	Guaranty Agreement dated July 17, 2001 executed by the Zaccaglin Trust in favor of Curci-Turner

(e)(7)	Pledge Agreement dated July 17, 2001 executed by the Zaccaglin Trust in favor of Curci-Turner, as amended by the Addendum thereto

(e)(8)	Stock Pledge Agreement dated November 15, 2001 executed by Zaccaglin in favor of Curci-Turner

(e)(9)	Promissory Notes executed by Calprop in favor of the Zaccaglin Trust:

Date:	Amount:
1-30-99	$300,000
10-5-99	$300,000
2-1-04	$240,000
4-22-04	$75,000
8-27-04	$1,000,000
9-7-04	$100,000
9-13-04	$200,000
9-16-04	$225,000
10-9-04	$125,000
11-2-04	$150,000
11-19-04	$100,000

(e)(10)	Promissory Note dated June 1, 1999 in the principal amount of $2,000,000 executed by Calprop in favor of Mission Gorge

(e)(11)	Promissory Note dated June 7, 1999 in the principal amount of $581,541.52 executed by Calprop in favor of the Zaccaglin Trust

(e)(12)	Promissory Note dated June 7, 1999 in the principal amount of $462,330.00 executed by Calprop in favor of the Curci Trust, as amended by Amendments Nos. 1, 2, 3, 4 and 5 related thereto

(e)(13)	Promissory Note dated December 3, 1998 in the principal amount of $2,350,000 executed by Calprop in favor of Curci-Turner, as amended by Amendments Nos. 1, 2, and 3 related thereto

(e)(14)	Amended and Restated Guaranty Agreement dated December 3, 1998 executed by the Colorado Pacific in favor of Curci-Turner

(e)(15)	Modification of Deed of Trust dated December 22, 2003 executed by Colorado Pacific in favor of Curci Turner with respect to real property located in Colorado

(e)(16)	Guaranty Agreement dated December 22, 2003 executed by the Zaccaglin Trust in favor of Curci-Turner

(e)(17)	Agreement for Purchase and Sale of Real Property and Escrow Instructions dated May 6, 2004 by and between Colorado Pacific and VLZ

(e)(18)	Promissory Note dated May 6, 2004 in the principal amount of $1,390,000 executed by VLZ in favor of Curci Investments

(e)(19)	Guaranty Agreement dated May 6, 2004 executed by the Zaccaglin Trust in favor of Curci Investments

(e)(20)	Guaranty Agreement dated May 6, 2004 executed by Colorado Pacific in favor of Curci Investments

(e)(21)	Guaranty Agreement dated May 6, 2004 executed by the Zaccaglin Trust in favor of Curci Investments

(e)(22)	Deed of Trust and Assignment of Rents dated May 26, 2004 executed by Calprop in favor of Curci Investments with respect to real property located in California

(e)(23)	Agreement to Purchase /Sell Membership Interest in Mission Gorge dated February 24, 2004 by and between Calprop and the 1993 Curci Trust

(e)(24)	Agreement to Purchase /Sell Membership Interest in Mission Gorge dated February 24, 2004 by and between Calprop and the 1985 Curci Trust

(e)(25)	Assignment of Limited Liability Company Interest dated January 1, 2003 by and between Calprop and the 1985 Curci Trust

(e)(26)	Assignment of Limited Liability Company Interest dated January 1, 2003 by and between Calprop and the Zaccaglin Trust

(e)(27)	Assignment of Limited Liability Company Interest dated January 1, 2003 by and between Calprop and JAMS Management, LP

(e)(28)	General Services Agreement by and between Calprop and Drake

(e)(29)	Guaranty Agreement dated February 1, 2005 executed by the Zaccaglin Trust in favor of Comerica Bank

(e)(30)	Guaranty Agreement dated February 17, 2005 executed by the Zaccaglin Trust in favor of Indymac Bank

(e)(31)	Completion Guaranty Agreement February 1, 2005 executed by the Zaccaglin Trust in favor of Comerica Bank

(e)(32)	Completion Guaranty Agreement February 17, 2005 executed by the Zaccaglin Trust in favor of Indymac Bank

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct

March 25, 2005

Calprop Corporation,
A California corporation

By:       /s/ Henry Nierodzik
Its:       Chief Accounting Officer